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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                            The Bon-Ton Stores, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   09776J 10 1
           ----------------------------------------------------------
                                 (CUSIP Number)


                              Henry F. Miller, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
              Philadelphia, Pennsylvania 19103-2097, (215) 977-2000
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 1, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 7 Pages)
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CUSIP No. 09776J 10 1                                        Page 2 of 7 Pages
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1.    NAME OF REPORTING PERSON:           Thomas W. Wolf

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                  (b)  [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS - OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

NUMBER OF         7.    SOLE VOTING POWER - 7,000
SHARES
BENEFICIALLY      8.    SHARED VOTING POWER - 896,691
OWNED BY
EACH              9.    SOLE DISPOSITIVE POWER - 7,000
REPORTING
PERSON WITH      10.    SHARED DISPOSITIVE POWER - 896,691

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 903,691

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 6.9%

14.   TYPE OF REPORTING PERSON - IN
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CUSIP No. 09776J 10 1                                        Page 3 of 7 Pages
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ITEM 1.    SECURITY AND ISSUER

      This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.01 par value (the "Common Stock"), of The Bon-Ton Stores, Inc., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2801 E. Market Street, York, Pennsylvania 17402. The Issuer has one other series of common stock: Class A common stock, $.01 par value (the "Class A Stock"). Each share of Class A Stock is convertible, as the option of its holder, into one share of Common Stock.

ITEM 2.    IDENTITY AND BACKGROUND

      (a)   Name of person filing: Thomas W. Wolf

      (b)   Business address: Wolf Organization, Inc., P.O. Box 1267, York,
            PA 17405

      (c) Mr. Wolf's present principal occupation is President of the Wolf Organization, Inc., a building materials manufacturer and distributor. He is also a director of the Issuer.

      (d) Mr. Wolf has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      (e) Mr. Wolf has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On October 1, 2001, Mr. Wolf accepted an appointment as co-trustee of seven trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"), and (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust," and together with the 1989 Trusts and the 1993 Trusts, the "Trusts"). Mr. Wolf personally owns 5,000 shares of Common Stock purchased with his own funds and was issued options to purchase 2,000 shares of Common Stock by the Issuer as incentive compensation pursuant to his position as a director of the Issuer.

      No consideration (other than his continued employment as trustee and director) was paid by Mr. Wolf for the acquisition of shares in the Trusts or the grant of options by the Issuer. Upon exercise of any options, from time to time, Mr. Wolf may use his personal funds or borrowed funds from either the Issuer or a financial institution for the purchase of shares of Common Stock.
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CUSIP No. 09776J 10 1                                        Page 4 of 7 Pages
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ITEM 4.    PURPOSE OF TRANSACTION

      The Trusts acquired securities of the Issuer for investment purposes. In his capacity as a trustee of the Trusts, Mr. Wolf intends to continually review the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, Mr. Wolf will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer by the Trusts.

      Except as described above, at the present time, Mr. Wolf has no specific plans or proposals that relate to or would result in any of the following:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Wolf is the beneficial owner of an aggregate of 903,691 shares of Common Stock, which comprises 6.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Wolf owns of record and beneficially: (i) 321,504 shares of Common Stock and 545,237 shares of Class A Stock held by the 1989 Trusts, (ii) 24,950 shares of Common Stock held by the 1993 Trusts, (iii) 5,000 shares of
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CUSIP No. 09776J 10 1                                        Page 5 of 7 Pages
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Common Stock held by the 1999 Trust, and (iv) 5,000 shares of Common Stock and immediately exercisable options to purchase an aggregate of 2,000 shares of Common Stock held personally by Mr. Wolf. Mr. Wolf disclaims beneficial ownership of the shares of Common Stock and Class A Stock held by the Trusts.

      (b) Mr. Wolf has sole voting and dispositive power as to the 7,000 shares of Common Stock held personally by him (including the shares issuable upon exercise of options held of record by him). Mr. Wolf shares voting and dispositive power as to 896,691 shares of Common Stock held by the Trusts with their respective co-trustees: Nancy T. Grumbacher, Henry Miller, David Glyn, and Beth G. Elser.

      Ms. Grumbacher is a co-trustee of each of the Trusts. Her address is 460 Country Club Road. She is a U.S. citizen and is not presently employed. Ms. Grumbacher has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

      Mr. Miller is a co-trustee of each of the 1989 Trusts and the 1993 Trusts. His address is c/o Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia PA 19103-2097. He is a U.S. citizen and is presently employed as a partner in the law firm of Wolf, Block, Schorr and Solis-Cohen LLP. Mr. Miller has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

      Mr. Glyn is a co-trustee of the 1989 Trusts and the 1999 Trust. As of October 1, 2001, he also became a co-trustee of the 1993 Trusts. His address is c/o Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia PA 19103-2097. He is a U.S. citizen and is presently employed as a partner in the law firm of Wolf, Block, Schorr and Solis-Cohen LLP. Mr. Glyn has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

      Ms. Elser is a co-trustee of the 1999 Trust only. Her address is 1312 Remington Road, Wynnewood, PA 19096. She is a U.S. citizen and is not presently employed. Ms. Elser has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

      (c) During the past 60 days, Mr. Wolf has not effected any transactions in the securities of the Issuer.

      (d) The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, the 321,504 shares of Common Stock and 545,237 shares of Class A Stock held by it. The co-trustees of the 1989 Trusts, Ms. Grumbacher, Mr. Glyn, Mr. Miller and Mr. Wolf, have the power to direct the receipt of dividends from the sale of, such shares.

      The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, the 24,950 shares of Common Stock held by it. The co-trustees of the 1993 Trusts, Ms. Grumbacher, Mr. Glyn, Mr. Miller and Mr. Wolf, have the power to direct the receipt of dividends from the sale of, such shares.

      The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, the 5,000 shares of Common Stock held by it. The co-trustees of the 1999 Trust, Ms.
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CUSIP No. 09776J 10 1                                        Page 6 of 7 Pages
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Grumbacher, Mr. Glyn, Ms. Elser and Mr. Wolf, have the power to direct the receipt of dividends from the sale of, such shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Shareholders' Agreement (the "Class A Shareholders Agreement") by and among the Issuer and the holders of shares of Class A Stock (the "Class A Shareholders") imposes restrictions on the transfer of shares of Class A Stock by the Class A Shareholders. Specifically, the Class A Shareholders Agreement grants Mr. M. Thomas Grumbacher a right of first refusal, in the event that a Class A Shareholder desires to transfer shares of Class A Stock. In the event that a Class A Shareholder desires to transfer, during any three month period, shares of Class A Stock not exceeding, in the aggregate, one percent (1%) of the issued and outstanding shares of capital stock of the Issuer, then the Class A Shareholder Agreement grants Mr. Grumbacher a right to purchase such shares at a price per share equal to 95% of the market price per share for the Common Stock. Notwithstanding the rights of first refusal and purchase rights granted to Mr. Grumbacher, the Class A Shareholders Agreement allows the free transfer of shares of Class A Stock to one or more beneficiaries of the Trusts or any other trust established for the benefit of one or more of the beneficiaries of the Trusts. The Class A Shareholders Agreement also limits the rights of the Class A Shareholders to convert shares of Class A Stock into shares of Common Stock.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

      The Class A Shareholders' Agreement (incorporated by reference to
Exhibit 10.3 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1, File No. 33-42142).



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CUSIP No. 09776J 10 1                                        Page 7 of 7 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2001


                                          /s/ Thomas W. Wolf
                                          --------------------------
                                          Thomas W. Wolf